Exhibit G

Statement from TAFE on AGCO

December 3, 2020

TAFE reinforces call for Independent Chair and additional Governance reforms at AGCO

For several months now TAFE, AGCO’s largest shareholder with a 16.2 % holding, has been advocating for the implementation of sound governance practices at ACGO. These changes are necessary to achieve improved performance and value creation for shareholders. From TAFE’s recent engagement with other shareholders, TAFE believes other shareholders agree. In response to TAFE’s many proposals for a complete governance reset, some changes have been announced by AGCO today. This is a step in the right direction, however, they do not go far enough to correct the past history of governance lapses and ensure the independence of the Board.

Specifically, TAFE continues to believe that separating the role of Chair and CEO is needed to reset the governance standards at AGCO and ensure independence of the Board at the time of CEO succession. Poor governance has affected performance. Separation of Chair and CEO roles will lead to more comprehensive oversight of strategy and increased management accountability. TAFE also believes that candidates for Chair should have significant prior public company board experience and a track record in governance leadership.

The candidate proposed for Lead Independent Director does not have the requisite Board leadership and governance experience for this critical role and has limited public company Board experience. The same candidate has been proposed as the Governance Committee Chair. For true independence, in TAFE’s view, no lead director should simultaneously chair the governance, audit or compensation committees. The recent prolonged adverse experience on Say on Pay was a result of the Lead Independent Director combining the role of Chair of the Compensation Committee. Furthermore, given AGCO’s historically poor governance track record, TAFE believes that no current member of the Governance Committee should be made Chair of that Committee.

TAFE intends to press forward on advocating for important governance reforms, not yet adopted by AGCO, in advance of the 2021 Annual Meeting including the separation of Chair to ensure the independence of the Board. TAFE believes that this would be in the best interest of the Company and all the shareholders.

TAFE has had a constructive, 60-year relationship with AGCO, which while not commercially material, has been valuable to both companies. TAFE has an investment valued at over $1 billion in AGCO common stock and its views on governance are solely as a shareholder and ensuring that the Board acts in the best interests of all shareholders.